VIA ELECTRONIC TRANSMISSION

December 14, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON ADVANCED MATERIALS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA05337L1067

	CUSIP:	05337L106

2	Date Fixed for the Meeting:	February 25, 2019

3	Record Date for Notice:	January 8, 2019

4	Record Date for Voting:	January 8, 2019

5	Beneficial Ownership Determination Date:	January 8, 2019

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" Lori Winchester "
Senior Relationship Manager

Lori.Winchester@tmx.com

www.tsxtrust.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1